Exhibit (d)(84)

November7, 2003

Wellington Management Company, LLP

75 State Street

Boston, MA  02109

Ladies and Gentlemen:

This letter shall constitute an agreement between SEI Investments Management Corporation (“SIMC”) and Wellington Management Company, LLP (“Wellington Management”).  SIMC provides management and advisory services to the SEI Institutional Managed Trust (the “Trust”).  In connection with the services provided to the Trust, SIMC periodically recommends the hiring of investment sub-advisers that will purchase and sell securities for the benefit of the portfolios of the Trust.  As you are aware, Wellington Management has entered into an investment sub-advisory agreement, dated November 12, 2003 (the “Agreement”) with SIMC with respect to the Trust’s Real Estate Fund (the “Fund”).

Given the nature of SIMC’s business and the competitiveness of the market in which it operates, SIMC would suffer significant, serious irreparable damage if Wellington Management solicited certain SIMC employees.  Based on Wellington Management’s understanding of the harm that SIMC would suffer if Wellington Management solicited certain SIMC employees as well as other good and valuable consideration, Wellington Management hereby agrees that so long as Wellington Management provides services to SIMC and the Fund under the Agreement and for six months after the date of termination of the Agreement, Wellington Management shall not actively recruit any real estate strategy investment personnel employed by SIMC, who is a full-time employee of SIMC whether or not any person’s employment is pursuant to a written agreement or is at-will.  Wellington Management further agrees that, to the extent that Wellington Management breaches the covenant described in this paragraph, SIMC shall be entitled to pursue all appropriate remedies in law or equity.

Please execute a copy of this letter in the place provided below as evidence of your written consent to this agreement.

Very truly yours,

SEI Investments Management Corporation

By:	/s/ Timothy D. Barto

Name:	Timothy D. Barto

Title:	VP

Agreed and acknowledged:

Wellington Management Company, LLP

By:	/s/ Jonathan M. Payson

Name:	Jonathan M. Payson

Title:	Senior Vice President